SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Notice of Annual and Special Meeting of Shareholders, dated May 5, 2008.
2	Management Information Circular, dated May 5, 2008.
3	Form of Proxy for Annual and Special Meeting of Shareholders to be held June 25, 2008.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders (the “Meeting”) of Crystallex International Corporation (the “Corporation”) will be held at 9:00 a.m. (Toronto time) on Wednesday, June 25, 2008 at the Esso Theatre, Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario M5E 1X8 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2007 together with the auditors’ report thereon;

2.	to appoint auditors of the Corporation and to authorize the board of directors of the Corporation to fix their terms of engagement and remuneration;

3.	to elect directors of the Corporation;

4.	to consider and, if thought advisable, to approve and reaffirm, by means of an ordinary resolution, the unallocated options under the Corporation’s Incentive Share Option Plan; and

5.	to vote with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the meeting or any adjournment thereof.

The board of directors of the Corporation has fixed the close of business on May 15, 2008 as the record date for determining the shareholders of the Corporation entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

The accompanying management information circular of the Corporation (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

A copy of the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2007 together with the auditors’ report thereon accompanies this Notice.

Shareholders are entitled to appoint a proxy to attend and act on their behalf at the Meeting.  Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out therein and in the accompanying Circular.

DATED:  May 5, 2008.

BY THE ORDER OF THE BOARD OF DIRECTORS

“Gordon M. Thompson”

Gordon M. Thompson
President and Chief Executive Officer

Document 2

MANAGEMENT INFORMATION CIRCULAR

May 5, 2008

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

VOTING INFORMATION	1

Solicitation of Proxies	1
Date of Information in Circular	1
Completion and Voting of Proxies	1
Revocation of Proxies	2
Voting Shares and Principal Shareholders	2
Currency and Exchange Rate	2

BUSINESS OF THE MEETING	2

Receipt of Financial Statements	2
Appointment of Auditors	3
Election of Directors	3
Approval of Unallocated Options	5

EXECUTIVE AND DIRECTOR COMPENSATION	6

Compensation of Officers	6
Options Granted	7
Options Exercised	7
Employment Contracts	8
Composition of the Nominating and Compensation Committee	10
Report on Executive Compensation	10
Performance Graph	10
Compensation of Directors	11
Directors and Officers Insurance	11

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	11

EQUITY COMPENSATION PLANS	12

Incentive Share Option Plan	12
SOP Activity	14
Directors’ Remuneration Plan	14
Directors’ Remuneration Plan Activity	15
Summary Information	15

CORPORATE GOVERNANCE	16

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	16

AUDIT COMMITTEE INFORMATION	16

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	16

MANAGEMENT CONTRACTS	16

OTHER MATTERS	16

Shareholder Proposals	16
Glossary	16
Additional Information	16

BOARD APPROVAL	17

Schedule A  CORPORATE GOVERNANCE DISCLOSURE

Schedule B  CHARTER OF THE BOARD OF DIRECTORS

Schedule C  COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
Telephone: (416) 203-2448

VOTING INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Crystallex International Corporation (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular.  The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation.  The cost of the solicitation of proxies will be borne by the Corporation.

Date of Information in Circular

Information contained in this Circular is given as at May 5, 2008 unless otherwise indicated.

Completion and Voting of Proxies

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

The persons named in the accompanying form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the accompanying form of proxy as the proxy of the shareholder to attend and act for and on behalf of the shareholder at the Meeting. To exercise this right, the shareholder must strike out the names of the persons named in the accompanying form of proxy and insert the name of the other person in the blank space provided or complete another appropriate form of proxy.

A shareholder may direct the manner in which the persons named in the accompanying form of proxy are to vote by checking the appropriate space on the form of proxy. On any poll, the persons named will vote or withhold from voting the shareholder’s shares in accordance with the directions given.  If no direction is given for a particular matter, the persons named will vote the shareholder’s shares “For” that matter.

Unless discretionary authority is denied, the accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting or any adjournment thereof. At the date of this Circular, management of the Corporation is not aware that any such amendments or other matters may properly come before the Meeting.  If, however, any such amendments or other matters properly come before the Meeting, unless discretionary authority is denied in the form of proxy, the persons named in the accompanying form of proxy will vote on such amendments or other matters in accordance with their best judgment.

The accompanying form of proxy must be dated and signed by the shareholder or by his or her attorney authorized in writing.  In the case of a corporation, the proxy must be signed by a duly authorized officer or attorney of the corporation.

To be effective, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department by mail using the return envelope accompanying the Notice of Meeting to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502 not later than 5:00 p.m.

(Toronto time) on June 23, 2008 or be deposited with the chairman of the Meeting on the day of the Meeting or any adjournment thereof before the commencement of the Meeting or any adjournment thereof.

Revocation of Proxies

A shareholder may revoke a proxy by delivering a written revocation to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by depositing a written revocation with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. The revocation must be dated and signed by the shareholder or by his or her duly authorized attorney. In the case of a corporation, the revocation must be dated and signed by a duly authorized officer or attorney of the corporation. The revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the revoked proxy.

Voting Shares and Principal Shareholders

The Corporation is authorized to issue an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at May 5, 2008, there were 294,670,845 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”) under the symbol “KRY”.

Each shareholder of record at the close of business on May 15, 2008 will be entitled to one vote for each Common Share held on each matter coming before the Meeting.

Other than as set forth below, as at the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns or controls or directs, directly or indirectly, securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Name & Municipality of Residence	Type of Ownership	Number and Percentage of Common Shares as at January 31, 2008
Tradewinds Global Investors, LLC Los Angeles, California, USA(1)	Beneficial	40,231,163 (15.38%)(2)

Notes:

(1)	Based on information contained in a report filed by Tradewinds Global Investors, LLC under the Alternative Monthly Reporting System of National Instrument 62-103 as at January 31, 2008.
(2)	Based on a total of 294,670,845 issued and outstanding Common Shares as at the date of this Information Circular.

Currency and Exchange Rate

Unless otherwise indicated, all dollar amounts referred to in this Circular are in Canadian dollars. The noon buying rate of exchange on May 5, 2008, as quoted by the Federal Reserve Bank of New York for Canadian dollars was C$1.00 per U.S.$0.99.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 and accompanying auditors’ report thereon will be presented at the Meeting. Receipt of the audited consolidated financial statements of the Corporation together with the auditors’ report thereon at the Meeting will not constitute approval or disapproval of any matters referred to therein.

Appointment of Auditors

At the Meeting, the management of the Corporation proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation on terms of engagement and at remuneration to be fixed by the board of directors of the Corporation (the “Board”).  PricewaterhouseCoopers LLP acted as the Corporation’s auditors since June 28, 2007.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the year ending December 31, 2008, and to authorize the Board to fix the auditors’ terms of engagement and remuneration.

Election of Directors

The articles of the Corporation provide that the Corporation shall have a minimum of one director and a maximum of 10 directors. The articles also provide that the actual number of directors within the specified minimum and maximum may be determined from time to time by resolution of the directors. The Board has fixed the number of directors of the Corporation, within the specified minimum and maximum, at eight. The term of office of each of the current directors expires on the election of directors at the Meeting.

Management of the Corporation intends to nominate the individuals named below for election as directors of the Corporation. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the election of the proposed nominees as directors of the Corporation. The Corporation has not received notice, and management of the Corporation is not aware, of any other nominees for election as directors of the Corporation.

Management does not expect that any of the nominees will be unable to serve as director but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion, unless discretionary authority is denied in the form of proxy.

The table below sets out the following information for each proposed nominee: (a) name and province or state and country of residence and position with the Corporation; (b) principal occupation during the past 5 years; (c) the period during which the individual has served as a director; (d) the number of Common Shares beneficially owned or controlled or directed; directly or indirectly; and (e) the Board committees of which the individual is a member.

Name, Residence and Position with Corporation(1)	Principal Occupation During the Past 5 Years (1)	Director Since	Number of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)

Robert A. Fung(3)(6) Ontario, Canada Chair of the Board and Director	Employee, Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.)	December 3, 1996	19,500

Gordon M. Thompson(3)(6) Ontario, Canada President and Chief Executive Officer and Director	President & CEO, Crystallex International Corporation; Senior Vice-President, Corporate Development, Sentry Select Capital Corp.	February 1, 2007	2,000

Michael J. H. Brown(3)(4)(5)(6) Ontario, Canada Director	Principal, Capital Markets Advisory Division, Acer Resource Financial Management Inc.	October 10, 2002	90,103

Name, Residence and Position with Corporation(1)	Principal Occupation During the Past 5 Years (1)	Director Since	Number of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)
C. William Longden(2) (6) Ontario, Canada Director	Vice Chairman, Marshall, Macklin, Monaghan Limited	July 25, 2000	103,076

Harry J. Near (2) Ontario, Canada Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997	161,525

Marc J. Oppenheimer(3)(6) New Jersey, United States of America Director	President, Octagon Assoc. Inc.	February 20, 1995	511,895

Johan C. van’t Hof(2)(3)(5) Ontario, Canada Director	President, Tonbridge Corporation	March 12, 2004	21,114

Armando F. Zullo (4)(5) British Columbia, Canada Director	President, A.F. Zullo & Company Ltd.	December 3, 1996	83,669

Notes:

(1)
Information on the province or state and country of residence, the principal occupation and the number of Common Shares beneficially owned or controlled or directed, directly or indirectly, by each proposed nominee is not within the knowledge of management of the Corporation and has been furnished by the proposed nominee. The number of Common Shares beneficially owned or controlled or directed, directly or indirectly, by each proposed nominee is as at May 5, 2008.

(2)	Member of the Audit Committee.

(3)	Member of the Finance and Risk Management Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Member of the Nominating and Compensation Committee.

(6)	Member of the Environment, Health and Safety and Operations Committee.

Other than as described below, no director or senior officer of the Corporation is, at the date of this Circular, or has, within ten years prior to the date of this Circular:

(a)
been a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted form an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
been a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Other than as described below, no director or senior officer of the Corporation is, at the date of this Circular, or has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

In connection with ongoing negotiations between Mr. Fung and certain parties, Mr. Fung has filed an intention to make a proposal to certain creditors on February 29, 2008.

Approval of Unallocated Options

The rules of the TSX require that, if a listed issuer has a stock option plan that does not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer must approve and reaffirm the unallocated options under the plan every three years.

At the meeting of shareholders held on June 24, 2005, the shareholders of the Corporation approved an amendment to the Corporation’s Incentive Share Option Plan (the “Share Option Plan” or “SOP”) to provide that the maximum number of Common Shares issuable under the Share Option Plan be equal to 10% of the issued and outstanding Common Shares from time to time. As at May 5, 2008, 294,670,945 Common Shares were outstanding, 29,467,085 Common Shares had previously been issued and were issuable under the Share Option Plan and options to purchase an additional 12,338,088 Common Shares under the Share Option Plan were outstanding. Accordingly, as at that date, options to purchase up to an additional 10,332,989 Common Shares remained available for grant under the Share Option Plan (the “Unallocated Options”). Outstanding options to purchase Common Shares previously granted under the Share Option Plan will continue unaffected notwithstanding the approval or disapproval of the Unallocated Options at the Meeting.

The directors of the Corporation have approved and reaffirmed the Unallocated Options. At the Meeting, shareholders will be asked to approve and reaffirm the Unallocated Options. Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution:

“BE IT RESOLVED THAT:

1.	the unallocated options under the Corporation’s Incentive Share Option Plan (the “Plan”) are hereby approved and affirmed;

2.	the Corporation seek further shareholder approval of unallocated options under the Plan no later than June 25, 2011; and

3.
any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

The Board of Directors unanimously recommends that shareholders vote in favour of the approval and reaffirmation of the Unallocated Options. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to approve and reaffirm the Unallocated Options as set out above.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Officers

The following table sets out information concerning the compensation paid during the three most recently completed financial years to (a) each of the individuals who served as the chief executive officer or the chief financial officer of the Corporation during the most recently completed financial year; (b) each of the three most highly compensated executive officers of the Corporation, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Corporation at the most recently completed financial year end (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Securities Under Options Granted(2) (#)	All Other Compensation ($)

Gordon M. Thompson(3) President and Chief Executive Officer	2007 2006 2005	$458,333 Nil Nil	$150,000 Nil Nil	$10,239 Nil Nil	575,000 Nil Nil	Nil Nil Nil

Hemdat Sawh(4) Chief Financial Officer	2007 2006 2005	$143,750 Nil Nil	$57,500 Nil Nil	$7,041 Nil Nil	165,000 Nil Nil	Nil Nil Nil

Robert Crombie(5) Senior Vice-President Corporate Development	2007 2006 2005	$220,000 $188,750 $175,000	$139,500 $95,000 $30,400	$7,041 $24,271 $13,952	50,000 101,900 26,400	Nil Nil Nil

Dr. Richard Spencer(6) Vice-President Exploration	2007 2006 2005	$221,667 $210,000 $210,000	$144,500 $105,000 $44,100	$11,335 $14,335 $12,794	50,000 103,700 40,100	Nil Nil Nil

Dr. Sadek El-Alfy(7) Vice-President Operations	2007 2006 2005	US$228,000 US$228,000 US$228,000	US$56,240 US$90,000 US$36,000	Nil Nil Nil	Nil 107,500 36,000	Nil Nil Nil

Todd Bruce(8) Former President and Chief Executive Officer	2007 2006 2005	$41,667 $500,000 $500,000	Nil Nil $90,000	$2,888 $44,457 $24,450	Nil 40,000 105,200	$1,500,000 $33,333 Nil

Daniel Hamilton(9) Former Chief Financial Officer	2007 2006 2005	$62,500 $246,167 $204,000	$62,500 $125,000 $30,400	$11,834 $11,798 $11,087	Nil 132,300 26,400	$9,896 Nil Nil

Notes:

(1)	Bonuses are reported in the year in which they were earned, not the year in which they were paid. The bonuses for 2006 consist of an annual bonus and a special retention bonus.

(2)	Options to purchase Common Shares granted during the year.

(3)
Mr. Thompson was appointed President and Chief Executive Officer on February 1, 2007. His annual salary is $500,000 and the amount noted above represents the salary paid to Mr. Thompson from February 1, 2007 to December 31, 2007.

(4)	Mr. Sawh was appointed Chief Financial Officer on May 15, 2007. His annual salary is $244,000 and the amount noted above represents the salary paid to Mr. Sawh from May 15, 2007 to December 31, 2007.

(5)	Mr. Crombie was appointed Senior Vice-President, Corporate Development on April 1, 2007, prior to that he held the position of Vice-President, Corporate Development and Planning.

(6)	Dr. Spencer resigned as Vice-President, Explorations on January 15, 2008.

(7)	Dr. El-Alfy resigned as Vice-President, Operations on February 20, 2008.

(8)
Mr. Bruce resigned as President and Chief Executive Officer on January 31, 2007. His annual salary was $500,000 and the amount noted above represents the salary paid to Mr.  Bruce from January 1, 2007 to the date of his resignation. The amount noted under “All Other Compensation” in 2007 represents severance payments of $1,500,000 over the period from January 31, 2007 to January 31, 2008; and in 2006 represents compensation paid on December 22, 2006 in respect of unused vacation time.

(9)
Mr. Hamilton resigned as the Chief Financial Officer effective on March 31, 2007.  His annual salary was $250,000 and the amount noted above represents the salary paid to Mr.  Hamilton from January 1, 2007 to the date of his resignation. The amount noted under “All Other Compensation” in 2007 represents compensation paid in respect of unused vacation time.

Options Granted

The following table sets out information concerning options for Common Shares granted to the Named Executive Officers during 2007.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Gordon M. Thompson	400,000(3) 25,000 150,000	25.00% 2.00% 9.00%	$3.41 $4.46 $2.13	$3.41 $4.46 $2.13	February 1, 2012 June 28, 2017 December 24, 2012
Hemdat Sawh	150,000(4) 90,000(5) 25,000	9.00% 6.00% 2.00%	$4.79 $4.64 $2.30	$4.79 $4.64 $2.30	May 17, 2012 June 6, 2012 December 3, 2012
Dr. Richard Spencer	50,000	4.00%	$2.30	$2.30	December 3, 2012
Robert Crombie	25,000 25,000	2.00% 2.00%	$4.23 $2.30	$4.23 $2.30	April 2, 2012 December 3, 2012

Notes:

(1)	Unless otherwise indicated, all options are exercisable immediately upon issuance.

(2)	Options granted to the Named Executive Officers and employees who are not directors.

(3)	Options vest as to one third on each of the first, second and third anniversary of the date of grant which occurred on February 1, 2007.

(4)	Options vest as to one third on each of the first, second and third anniversary of the date of grant which occurred on May 17, 2007.

(5)	Options vest as to one third on each of the first, second and third anniversary of the date of grant which occurred on June 6, 2007.

Options Exercised

The following table sets out information concerning options exercised by the Named Executive Officers during 2007 and the value of unexercised options held by the Named Executive Officers as at December 31, 2007. The closing price of the Common Shares on the TSX on December 31, 2007 was $2.30.

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Year-End (#)		Value of Unexercised in-the-Money Options at Year-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gordon M. Thompson	Nil	Nil	390,000	400,000	$36,100	Nil
Hemdat Sawh	Nil	Nil	25,000	240,000	Nil	Nil
Robert Crombie	Nil	Nil	328,300	25,000	$3,200	Nil
Dr. Richard Spencer(1)	10,000	$5,034	273,800	25,000	Nil	Nil
Dr. Sadek El-Alfy(2)	Nil	Nil	132,500	25,000	Nil	Nil
Todd Bruce(3)	Nil	Nil	686,454	Nil	Nil	Nil
Daniel Hamilton(4)	10,000	$11,861	228,700	Nil	Nil	Nil

Notes:

(1)	Dr. Spencer resigned as Vice-President, Exploration on January 15, 2008.

(2)	Dr. El-Alfy resigned as Vice-President, Operations on February 20, 2008.

(3)	Mr. Bruce resigned as President and Chief Executive Officer on January 31, 2007.

(4)	Mr. Hamilton resigned as the Chief Financial Officer effective on March 31, 2007

Employment Contracts

The Corporation has entered into employment agreements with each of the Named Executive Officers. Mr. Hamilton, Dr. Spencer and Dr. El-Alfy terminated their employment agreements with the Corporation on March 31, 2007, January 15, 2008 and February 20, 2008, respectively, and such contracts are no longer in force.

Mr. Bruce terminated his employment agreement with the Corporation on January 31, 2007 and this contract is no longer in force. Pursuant to an agreement effective as of January 31, 2007 between the Corporation and Mr. Bruce in connection with the termination of his employment agreement, Mr. Bruce received severance payments of: (i) $250,000 on January 31, 2007; (ii) $500,000 payable in twelve equal monthly installments from January 31, 2007 until January 31, 2008; and (iii) $750,000 on January 31, 2008.

Dr. El-Alfy terminated his employment agreement with the Corporation on February 20, 2008 and this contract is no longer in force. Pursuant to an agreement effective as of February 20, 2008 between the Corporation and Dr. El-Alfy in connection with the termination of his employment agreement, Dr. El-Alfy received a one time payment of US$225,000.

The Corporation has entered into: (1) an employment agreement effective as of February 1, 2007 with Gordon M. Thompson to serve as President and Chief Executive Officer of the Corporation; (2) an employment agreement with Hemdat Sawh to serve as the Chief Financial Officer of the Corporation commencing on May 15, 2007; (3) an employment agreement effective as of March 15, 2007 with William A. Faust to serve as Senior Vice-President and Chief Operating Officer of the Corporation; (4) an employment agreement effective as of April 1, 2007 with Robert Crombie to serve as Senior Vice-President, Corporate Development of the Corporation.

Under Mr. Thompson’s employment agreement, he is entitled to receive an annual base salary of $500,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the terms of the Share Option Plan. If his employment is terminated for disability, Mr. Thompson is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause,

Mr. Thompson is entitled to receive a lump sum payment equal to three times his annual base salary and a continuation of his benefits for a period of three years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Thompson is entitled to receive: (a) a lump sum payment equal to three times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of three years; and (c) a continuation of his benefits for a period of three years.

Under Mr. Sawh’s employment agreement, he is entitled to receive an annual base salary of $244,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Sawh is entitled to continue to receive his annual base salary and benefits for a period of one year.  In the event that his employment is terminated for any reason other than disability or cause, Mr. Sawh is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Sawh is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Faust’s employment agreement, he is entitled to receive an annual base salary of US$292,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Faust is entitled to continue to receive his annual base salary and benefits for a period of one year.  In the event that his employment is terminated for any reason other than disability or cause, Mr. Faust is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Faust is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Crombie’s employment agreement, he is entitled to receive an annual base salary of $244,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Crombie is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Crombie is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Crombie is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Composition of the Nominating and Compensation Committee

The Nominating and Compensation Committee, which is composed of Messrs. Brown (Chair), Zullo and van’t Hof, reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation. This committee also recommends candidates for election to the Board, including the Chief Executive Officer.

Directors who are also members of management absent themselves from a meeting, or portion of a meeting, of the Board where such individual’s compensation is discussed and refrains from voting in respect of the approval of such compensation.

Report on Executive Compensation

Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options.

Executive compensation is based on an evaluation of individual qualifications and performance, a comparison of compensation packages in peer group companies and the performance of the Corporation.  A new executive compensation system was unanimously approved by the Board in December, 2004 and became effective January 1, 2005. The new system is based on the findings of Enns and Company and Towers Perrin, whose services were engaged to assist the Corporation in developing an executive compensation system appropriate for the Corporation’s organizational structure. The objective of the exercise was to make executive compensation consistent with industry standards and practices. Under the system, executive compensation has three principal components: a base salary that is a function of industry norms and relevant experience; a cash bonus that is a function of achieving defined performance goals determined by the Compensation Committee; and a long-term incentive share option plan that is also a function of achieving such performance goals.

The performance of the President and Chief Executive Officer is evaluated annually by the Compensation Committee.  The Compensation Committee has determined that the compensation package remains consistent with the industry compensation benchmarks reviewed by the Compensation Committee at the time of hiring. Mr. Thompson is eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on achievement of satisfactory performance objectives and to receive grants of stock options in accordance with the Share Option Plan.  Mr. Thompson earned a bonus of 30% of his annual base salary and was granted stock options to acquire 150,000 Common Shares relating to his performance in fiscal 2007.

Performance Graph

The following performance graph compares the cumulative return to shareholders of the Corporation of an investment in Common Shares with the cumulative return to them of an investment in the Standard & Poor’s/Toronto Stock Exchange Composite Index (“TSX Composite”) and the Standard & Poor’s/Toronto Stock Exchange Global Gold Index (formerly, the S&P/TSX Capped Gold Index) (“TSX Gold”) assuming an investment of $100 on December 31, 2002 and, where applicable, the reinvestment of dividends.

Index	Dec 31/02	Dec 31/03	Dec 31/04	Dec 31/05	Dec 31/06	Dec 31/07
Corporation	$100	$150.21	$184.55	$107.30	$181.55	$98.71
TSX Composite	$100	$124.29	$139.79	$170.42	$195.15	$209.13
TSX Gold(1)	$100	$113.61	$103.39	$125.52	$160.05	$152.50

Notes:

(1)	The index methodology change from S&P/TSX Capped Gold Index to S&P/TSX Global Gold Index was effective on December 18, 2006.

Compensation of Directors

Other than Mr. Thompson, directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.  Mr. Thompson receives no additional compensation for serving as a director other than an annual grant of stock options to acquire Common Shares.

The Corporation has entered into an agreement dated January 1, 2004 with Robert Fung to serve as Chair of the Board.  Under the agreement, Mr. Fung receives annual compensation of $180,000 payable monthly in arrears.  Mr. Fung is also eligible to receive an annual performance bonus of not less than US$100,000 at the discretion of the Board.  In the event of a change of control of the Corporation which results in Mr. Fung’s termination as Chairman of the Board, Mr. Fung is entitled to receive a lump sum payment equal to three times his annual compensation including the performance bonus described above.

Independent directors (in 2007, Messrs. Brown, Longden, Near, Oppenheimer, van’t Hof and Zullo) receive an annual fee of US$20,000 and US$2,000 meeting fee payable, at the option of the Corporation; in Common Shares (see “Equity Compensation Plans - Directors Remuneration Plan”). All directors receive an annual grant of options to acquire 25,000 Common Shares.

With the exception of the Audit Committee, the Chair of a Board committee receives an additional annual grant of options to acquire 20,000 Common Shares and a member of a Board committee (other than the Chair) receives an additional annual grant of options to acquire 15,000 Common Shares.  The Chair of the Audit Committee receives an additional annual grant of options to acquire 30,000 Common Shares and a member of the Audit Committee (other than the Chair) receives an additional annual grant of options to acquire 20,000 Common Shares.  The options are granted immediately after the annual general meeting of shareholders of the Corporation in each year.

During 2007, Mr. van’t Hof received cash compensation of $80,000 for acting as the lead director of the Board. The Corporation paid for health insurance costs for Mr. Oppenheimer in 2007 and included these fees as directors’ expenses.

Directors and Officers Insurance

The Corporation maintains directors and officers’ liability insurance for itself and its directors and officers.  Under the insurance policy, the Corporation is entitled to be reimbursed, subject to a deductible of US$150,000, for indemnity payments made by it to its directors and officers for losses suffered by them and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation.  The policy has a limit of US$15,000,000 per occurrence.  The annual premium payable by the Corporation under the policy is US$295,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the individuals who are or were during 2007 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates is or at any time since the beginning of 2007 was indebted to the Corporation or any of its subsidiaries.

EQUITY COMPENSATION PLANS

As at the end of the Corporation’s most recently completed financial year, the Common Shares that were authorized for issuance under the Corporation’s equity compensation plans are set out below.

Equity Compensation Plan Information

	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation plans approved by securityholders (Category 1)	12,527,422	$3.04	7,095,118
Equity Compensation plans not approved by securityholders (Category 2)	Not Applicable	Not Applicable	Not Applicable
Total	12,527,422	$3.04	7,095,118

The numbers in Category 1 refer to the SOP and the Directors’ Remuneration Plan (the “DRP”) as at December 31, 2007, details of which are contained below.

Incentive Share Option Plan

Background

The shareholders of the Corporation approved the SOP in June 2002.  Shareholders approved an amendment to the SOP in June 2005 to increase the maximum number of Common Shares issued and issuable under the SOP. In June 2007, shareholders approved certain amendments to the SOP relating to blackout periods (the “Blackout Period Amendment”), cashless exercise (the “Cashless Exercise Amendment”) and the addition of detailed provisions that outline the types of amendments to the plan that require shareholder approval and those that can be made without shareholder approval (the “Amendment Provisions”), together with certain other minor amendments of a conforming and clerical nature adopted by the Board.

The purpose of the SOP is to provide additional economic incentive to the directors, officers, employees and consultants of the Corporation and its associated and affiliated companies (“eligible persons”), to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Corporation and to assist the Corporation and its subsidiaries in attracting talented new directors, officers and employees.  The Board or the Nominating and Compensation Committee administers the SOP.

2005 Amendment of SOP

On June 24, 2005, the shareholders approved an amendment to the SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time. The purpose of the change was to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled employees. In 2004, the Corporation commenced a program of granting options to employees at its Venezuelan operations. This program remains in place and the Corporation expects that this program will continue in the future.

Pursuant to TSX rules and regulations, the number of Common Shares available for future grant of options under the SOP must be approved by the Board, including a majority of the unrelated directors, and the shareholders of the Corporation every three years.

2007 Amendments of SOP

On June 28, 2007, the shareholders approved certain amendments to the SOP to reflect the introduction of new rules affecting equity compensation plans introduced by the TSX in 2006, together with certain other minor amendments of a conforming and clerical nature.

The SOP was amended to permit the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Corporation. The SOP was also amended to provide the Board with the flexibility to permit participants in the SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation. In addition, the SOP was amended to include certain amending provisions required by the TSX and, in addition, to specify those amendments which require shareholder approval.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the SOP is currently 29,467,085, being 10% of the number of issued and outstanding Common Shares as at May 5, 2008. The maximum number of Common Shares issuable to any one person at any time under the SOP is 5% of the Common Shares outstanding at that time on a non-diluted basis. The maximum number of Common Shares issued or issuable to insiders at any time under the SOP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

The exercise price and the vesting and exercise periods of options granted under the SOP are determined at the time of grant.  The exercise price of an option may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.  All options must be exercised no later than 10 years after the date of grant. Previously granted options under the SOP will be available for re-allocation if they are cancelled prior to their exercise. If the holder of an option ceases to be an eligible person for any reason (including termination of their employment with the Corporation for cause), unless otherwise determined or provided in an employment agreement between the holder and the Corporation, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 12 months after the holder ceased to be an eligible person and, in all other cases, during the remainder of the exercise period.

The Corporation does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options. Options granted under the SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder’s legal representative.

The Board may amend or terminate the SOP at any time in accordance with its terms subject to any applicable regulatory or other approvals. Notwithstanding the amendment provisions contained in the SOP, approval of the shareholders of the Corporation will be required in the case of (i) any amendment to the amendment provisions of the SOP, (ii) any increase in the maximum number of Common Shares issuable under the SOP, (iii) any reduction in the exercise price or any extension of the term of outstanding options benefiting an insider, and (iv) any changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX. No amendment or termination of the SOP may change any rights of a holder of options without the consent of the holder.

SOP Activity

The following table sets out SOP activity from December 31, 2006 to May 5, 2008.

	Maximum Number of Common Shares Issued and Issuable under the SOP	Common Shares Issuable Under Outstanding Options	Common Shares Available for Future Grant(1)
Balance – December 31, 2006	24,542,449	11,394,085	7,292,356
Increase in 2007	1,623,458	-	1,623,458
Options granted in 2007	-	2,067,004	(2,067,004)
Options exercised in 2007	-	(864,000)	-
Options cancelled in 2007	-	(69,667)	69,667
Balance – December 31, 2007	26,165,907	12,527,422	6,918,477
Increase in 2008	3,301,178	-	3,301,178
Options granted in 2008	-	-	-
Options exercised in 2008	-	(76,000)	-
Options cancelled in 2008	-	(113,334)	113,334
Balance – May 5, 2008	29,467,085	12,338,088	10,332,989

Notes:

(1)	The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

Summary Information

The following table sets out summary information with respect to the SOP as at May 5, 2008.

Maximum Number of Common Shares Issued and Issuable Under the SOP		Common Shares Issued Under Exercised Options		Common Shares Issuable Under Outstanding Options		Common Shares Available for Future Grant(1)
#	% of Common Share Capital	#	% of Common Share Capital	#	% of Common Share Capital	#	% of Common Share Capital
29,467,085	10%	6,796,008	2.0%	12,338,088	4.0%	10,332,989	4.0%

Notes:

(1)	The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

Directors’ Remuneration Plan

Background

The shareholders of the Corporation approved the DRP of the Corporation in December 1998.

The DRP is administered by the Nominating and Compensation Committee.  The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Corporation and its associated and affiliated companies in lieu of cash compensation payable to them in respect of their service as directors of the Corporation and its associated and affiliated companies.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the DRP is currently 600,000.  The maximum number of Common Shares issued or issuable to insiders at any time under the DRP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

The issue price per share of any Common Shares issued under the DRP may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of issue.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals.  The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Corporation.  The Board made a number of minor housekeeping amendments to the DRP effective as of January 1, 2005.  None of these amendments were material or required shareholder approval.

Directors’ Remuneration Plan Activity

The following table sets out the DRP activity from December 31, 2006 to May 5, 2008.

	Maximum Number of Common Shares Issued and Issuable Under the DRP	Common Shares Issued	Common Shares Available for Future Issue (1)

Balance – December 31, 2006	600,000	384,851	215,149
Common Shares issued in 2007	-	38,508	(38,508)
Balance – December 31, 2007	600,000	423,359	176,641
Common Shares issued in 2008	-	45,808	(45,808)
Balance – May 5, 2008	600,000	469,167	130,833

Notes:

(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

Summary Information

The following table sets out summary information with respect to the DRP as at May 5, 2008.

Maximum Number of Common Shares Issued and Issuable Under the DRP		Common Shares Issued		Common Shares Available for Future Issue(1)
#	% of Common Share Capital	#	% of Common Share Capital(1)	#	% of Common Share Capital
600,000	0.20%	469,167	0.16%	130,833	0.04%

Notes:

(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

CORPORATE GOVERNANCE

The corporate governance practices of the Corporation are subject to the requirements of the United States Sarbanes-Oxley Act of 2002 (“SOX”), the rules of the United States Securities and Exchange Commission (“SEC”) adopted pursuant to SOX, the rules of the AMEX applicable to foreign private issuers, the TSX Company Manual and the guidelines and rules of the Canadian Securities Administrators. The Corporation believes that its corporate governance practices comply with all of these requirements, rules and guidelines applicable to the Corporation at this time.

Attached to this Circular as Schedule “A” is a copy of the Corporate Governance Statement of the Corporation in Form 58-101F1.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this Circular, none of the informed persons of the Corporation or proposed nominees for election as directors of the Corporation and their respective associates or affiliates has any material interest, direct or indirect, in any transaction since the commencement of 2007 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

The audit committee information required by Multilateral Instrument 52-110 is located in the Corporation’s Annual Information Form for the period ended December 31, 2007 under the heading “Audit Committee.”

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out in this Circular, none of the individuals who are or were at any time since the beginning of 2007 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are to any substantial degree performed by any person other than the directors and executive officers of the Corporation.

OTHER MATTERS

Shareholder Proposals

Shareholders must submit any shareholder proposal that they wish to be considered at the annual meeting of shareholders of the Corporation to be held in 2009 no later than 90 days before the anniversary date of the Notice of Meeting accompanying this Circular.

Glossary

The terms “affiliate”, “associate”, “insider” and “senior officer” used in this Circular have the meanings given to them in the Securities Act (Ontario).  The terms “executive officer” and “informed person” used in this Circular have the meanings given to them in National Instrument 51-102 issued by the Canadian Securities Administrators.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Shareholders may obtain copies of the annual report of the Corporation including the audited consolidated financial statements of the

Corporation and related MD&A for the year ended December 31, 2007 by contacting the Chief Financial Officer, Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Canada M5C 1C4.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED: May 5, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
“Gordon M. Thompson”
Gordon M. Thompson, President and Chief Executive Officer

Schedule A

CORPORATE GOVERNANCE DISCLOSURE

This Statement sets out the principal corporate governance practices of Crystallex International Corporation (“Corporation”) as required by National Instrument 58-101 “Disclosure of Corporate Governance Practices.”   The documents referred to in this Statement may be viewed in electronic format at www.sedar.com or the Corporation’s website at www.crystallex.com.

Board of Directors

Disclosure Concerning Director Independence

The Corporate Governance Committee has assessed the independence of each of the directors and reported the results of its assessment to the Board.  Based on the report of the Corporate Governance Committee and the application of the criteria set out in the National Instrument 52-110 “Audit Committees” as reflected in the Policy on Independence of Directors, the Board has determined that six of the eight current directors are independent: Messrs. Brown, Longden, Near, Oppenheimer, van’t Hof and Zullo.

The following sets out the directors who are not independent and describes the basis for that determination:

Robert A. Fung serves as Chair of the Board.  He is an employee of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.), an investment dealer that has acted as agent or underwriter in connection with securities offerings by the Corporation and provides financial advisory services to the Corporation. Mr. Fung is not independent.

Gordon M. Thompson is currently the President and Chief Executive Officer of the Corporation.  Because of his employment by the Corporation, Mr. Thompson is not independent.

The independent directors hold meetings or portions thereof at which non-independent directors and members of management are not present on an as needed basis and regularly hold meetings with the non-independent Chair of the Board, without management present. There were three meetings of the independent directors with the non-independent Chair present, without management present, held since the beginning of the Corporation’s most recently completed financial year. There was one independent directors-only meeting held since the beginning of the Corporation’s most recently completed financial year.

Since the chair of the board is not an independent director, the Board has appointed Mr. van’t Hof as the lead director.  The roles and responsibilities of the lead director are:

(a)	carries out the responsibilities of the Chair in the absence of the Chair and the Vice-Chair.

(b)	works with the Chair to facilitate a Board agenda that will enable the Board to successfully carry out its responsibilities.

(c)	is available to shareholders who have concerns that cannot be addressed through the Chair or the Chief Executive Officer.

(d)	schedules, sets the agenda for and chairs separate meetings of the independent directors.

(e)	acts as the principal interface between the Chair and other directors.

(f)	provides advice and counsel to the Chair and the Chief Executive Officer.

(g)	performs such other functions as may be reasonably requested by the Board or the Chair.

Attendance Record of Directors – 2007

Legend:  ✓ = Present; x = Absent; c = Participated by Conference Call

Date of Meeting	Fung	Thompson	Brown	Longden	Near	Oppenheimer	van’t Hof	Zullo

13-Dec-07	√	√	√	√	c	√	√	√
06-Dec-07	c	c	c	x	c	c	c	x
04-Dec-07	c	c	c	c	c	c	c	c
13-Nov-07	c	√	c	c	c	c	c	c
10-Aug-07	x	√	c	c	c	c	c	c
28-Aug-07	√	√	√	√	√	√	√	√
07-Jun-07	c	c	c	c	c	c	c	c
24-May-07	c	c	c	c	c	x	c	c
11-May-07	c	c	c	c	c	c	c	c
07-May-07	c	c	c	x	c	c	c	c
17-Apr-07	c	c	c	c	c	c	c	x
28-Mar-07	c	c	c	c	c	c	c	c
19-Mar-07	c	c	c	x	c	c	c	c
30-Jan-07	√	–	c	x	c	x	√	c
17-Jan-07	√	–	c	c	c	c	c	c

The following directors of the Corporation are presently a director of another reporting issuer:

Director	Reporting Issuer	Jurisdiction(Exchange)
Michael J. H. Brown	Queenston Mining Inc. Afri-Can Marine Minerals Corporation Latin American Minerals Inc. Canary Resources Inc.	Canada (TSX) Canada (TSX-V) Canada (TSX-V) Delaware (OTC:Pink Sheets)
Johan C. van’t Hof	Tonbridge Power Inc.	Ontario (TSX-V)
Robert A. Fung	Tonbridge Power Inc. Kingsway International Holdings Limited	Ontario (TSX-V) Bermuda (TSX)

Board Mandate

The Board has adopted a Charter of the Board of Directors that, among other things, sets out the responsibilities of the Board.  The full text of the Charter of the Board of Directors is attached to this Circular as Schedule “B”.

Position Descriptions

The Board has developed a written position description for the Chair of the Board, the Chairs of each Board Committee and the Chief Executive Officer.

Orientation and Continuing Education

The Board has adopted procedures for the orientation and training of new directors. The orientation and training of new directors is overseen by the Nominating and Compensation Committee and the Corporate Governance Committee. New directors are typically provided with an information package concerning the Corporation, its properties and internal policies and meet with both the Board as a whole and individual directors to obtain additional information concerning the Corporation and its business.

The Corporation provides continuing education opportunities for all directors so that they can maintain or enhance their knowledge and understanding of the business of the Corporation and their responsibilities as directors. The directors receive regular briefings on recent developments in relation to corporate governance issues and financial matters from the external legal and financial advisors to the Corporation. The Board will consider requests of individual directors for approval to pursue continuing educational opportunities on a case by case basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics for all directors, officers, employees, their immediate families and where applicable, third parties engaged to represent the Corporation, which is a practical set of policies and standards intended to guide and influence behavior. The Code of Business Conduct and Ethics may be viewed in electronic format at www.sedar.com or the Corporation’s website at www.crystallex.com, or can be obtained in paper format from the Corporation at: Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Ontario, M5C 1C4, Canada.

The Board monitors compliance with the Code through an annual compliance review with the President and Chief Executive Officer.

There have been no material change reports filed in the past year that pertain to any conduct of a director or executive officer departing from the Code.

The Board requires directors to exercise independent judgment in considering agreements and transactions by requiring regular conflict declarations.

Nomination and Compensation of Directors

The Nominating and Compensation Committee is comprised of Messrs. Brown (Chair), Zullo and van’t Hof, all of whom are independent.

As part of its mandate, the Nominating and Compensation Committee, in cooperation with the Corporate Governance Committee, is responsible for reviewing the size and effectiveness of the Board and making any recommendations for change to the Board.  The Board will then determine the specific number of directors on the Board and as required consider qualified and suitable Board candidates who can contribute to the ongoing development of the Corporation. The Board has determined that the current number of directors is appropriate for the Corporation’s current operations and enables the Board to perform its duties diligently and efficiently.

In addition, the Nominating and Compensation Committee reviews the adequacy and form of directors and officers compensation at least annually and reports any recommendations to the Board for consideration.  As part of this review, the Committee must evaluate whether the compensation realistically reflects the responsibilities and risks involved in being an effective director or officer.  The Committee also takes the state of the Company’s financial position into account in assessing the adequacy of the compensation. Compensation may be in the form of stock options.

Other Board Committees

In addition to the Nominating and Compensation Committee, the Board has established four other permanent committees to assist it in carrying out its responsibilities: the Audit Committee, the Corporate Governance Committee, the Finance and Risk Management Committee and the Environment, Health and Safety and Operations Committee.

Each Board committee has a charter setting out its composition, responsibilities and authority.

Other than the President and Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board committee meetings at the invitation of the committee.

The function of each Board committee is set out below.

Audit Committee

The Audit Committee is comprised of Messrs. van’t Hof (Chair), Longden and Near, all of whom are independent.

The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Messrs. Brown (Chair) and Zullo, both of whom are independent.

The role of the Corporate Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices.

Finance and Risk Management Committee

The Finance and Risk Management Committee is comprised of Messrs. van’t Hof (Chair), Brown, Thompson, Fung and Oppenheimer, half of whom are not independent.

The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its policy and oversight responsibilities with respect to financial matters, including short- and long-term financings, issuances of securities, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

Environment, Health and Safety and Operations Committee

The Environment, Health and Safety and Operations Committee is comprised of Messrs. Longden (Chair), Brown, Thompson, Fung and Oppenheimer, the majority of whom are independent.

The role of the Environment, Health and Safety and Operations Committee is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Corporation and to oversee the operations of the Corporation.

Assessments

The Nominating and Compensation Committee is responsible for at least annually, in cooperation with the Corporate Governance Committee, assessing the effectiveness of the Board and Board Committees and the competencies and skills of the directors and reporting the results of such assessments to the Board.

Schedule B

CHARTER OF THE BOARD OF DIRECTORS

General

(1)	The board of directors (Board) of Crystallex International Corporation (Corporation) is responsible for supervising the management of the business and affairs of the Corporation.

(2)	The composition, responsibilities, and authority of the Board are set out in this Charter.

(3)	This Charter and the by-laws of the Corporation and such other procedures, not inconsistent therewith, as the Board may adopt from time to time shall govern the meetings and procedures of the Board.

Composition

(1)	The directors of the Corporation (Directors) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

(2)
The Nominating and Compensation Committee annually (and more frequently, if appropriate) recommends to the Board candidates for election or appointment as Directors taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees and the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities and the competencies and skills of the current Board.

The Board approves the final choice of candidates.

The shareholders of the Corporation elect the Directors annually.

(3)	The Corporation has adopted a Policy on Independence of Directors. The purpose of the Policy is to:

(a)	set out the test that the Board will use to determine whether a Director is independent;

(b)	identify the criteria that the Board will use to assess whether a Director is independent; and

(c)	describe the disclosure that the Board will provide to shareholders of the Corporation with respect to its determination of the independence of Directors.

(4)	The Board has resolved that, commencing with the annual meeting of shareholders to be held in 2005, a majority of the Directors will be independent.

(5)
The Board will appoint a Chair and, if deemed appropriate, a Vice-Chair from among its members. If the Chair is not independent, the Board will designate one of the independent directors as the Lead Director. The Corporation has adopted position descriptions for the Chair, Vice-Chair and Lead Director.

(6)	The Secretary of the Corporation shall be secretary of the Board (Secretary).

Responsibilities

(1)	The Board is responsible for supervising the management of the business and affairs of the Corporation and its subsidiary entities (Crystallex Group).

(2)	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Corporation:

●	a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Corporation; and

●	a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Corporation and the auditors and other professional advisors of the Corporation.

In discharging their responsibilities, the Directors are also entitled to directors and officers liability insurance purchased by the Corporation and indemnification from the Corporation to the fullest extent permitted by law and the constating documents of the Corporation.

(3)	The Board has specifically recognized its responsibilities for:

(a)
to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and that the Chief Executive Officer and other senior officers of the Corporation create a culture of integrity throughout the Crystallex Group;

(b)
adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

(c)	overseeing the identification of the principal risks of the business of the Corporation and overseeing the implementation of appropriate systems to manage these risks;

(d)	overseeing the integrity of the internal control and management information systems of the Corporation;

(e)	succession planning (including appointing, training and monitoring the senior officers of the Corporation);

(f)	adopting a disclosure policy for the Corporation; and

(g)	developing the approach of the Corporation to corporate governance.

(4)
In addition to those matters which must by law be approved by the Board, the Board oversees the development of, and reviews and approves, significant corporate plans and initiatives of the Corporation, including the annual business plan and budget, major acquisitions and dispositions and other significant matters of corporate strategy or policy.

(5)	To assist the Directors in discharging their responsibilities, the Board expects management of the Corporation to:

(a)	review and update annually (or more frequently if appropriate) the strategic plan and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

(b)
prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget and report regularly to the Board on the Corporation’s performance against the business plan and budget; and

(c)	report regularly to the Board on the Corporation’s business and affairs and on any matters of material consequence for the Corporation and its shareholders.

Additional expectations are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings.

(6)
The Board considers that generally management should speak for the Corporation in its communications with shareholders and the public. The Corporation’s investor relations personnel are required to respond to inquiries from shareholders and the public after review and discussion, as appropriate, by senior management and the Board or Board committees. The Corporation’s investor relations personnel are available to shareholders by telephone, fax and e-mail. The Corporation maintains an investor relations section on its website. Presentations at investor conferences are posted promptly on the Corporation’s website. They are also available on request. The Board reviews the Corporation’s major communications with shareholders and the public.

(7)
Directors are expected to attend Board meetings, meetings of Board committees of which they are members and the annual meeting of the shareholders of the Corporation. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

(8)	Directors are expected to comply with the Code of Business Conduct and Ethics of the Corporation.

Authority

(1)	The Board is authorized to carry out its responsibilities as set out in this Charter.

(2)	The Board is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisors if it considers this appropriate.

(3)
The Board is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.

(4)
The Directors have unrestricted access to the officers and employees of the Corporation. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Corporation and will, to the extent not inappropriate, advise the Chair and the Chief Executive Officer of the Corporation of any direct communications between them and the officers and employees of the Corporation.

(5)	The Board and the Directors have unrestricted access to the advice and services of the Secretary.

(6)	The Board may delegate certain of its functions to Board committees, each of which will have its own Charter.

Meetings and Proceedings

(1)	The Board shall meet as frequently as necessary but not less than five times each year.

(2)	Any Director or the Secretary may call a meeting of the Board.

(3)
The Chair is responsible for the agenda of each meeting of the Board, including input from other Directors and the officers and employees of the Corporation as appropriate. Meetings will include presentations by management or professional advisors and consultants when appropriate and allow sufficient time to permit a full and open discussion of agenda items.

(4)
Unless waived by all Directors, a notice of each meeting of the Board confirming the date, time, place and agenda of the meeting, together with any supporting materials, shall be forwarded to each Director at least three days before the date of the meeting.

(5)
The quorum for each meeting of the Board is a majority of the Directors. In the absence of the Chair, the other Directors may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

(6)
The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

(7)	An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

(8)	The independent Directors and the non-management Directors shall meet regularly alone to facilitate full communication.

Self Assessment

(1)	The Board shall regularly assess its effectiveness with a view to ensuring that the performance of the Board accords with best practices.

(2)	The Board shall annually review and update this Charter as required.

Schedule C

COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

National Instrument 58-101F1 – Corporate Governance Disclosure, National Policy 58-201

Required Disclosure NI 58-101 Fl	Relevant Guideline from NP 58-201	Compliance
1. Board of Directors	Meaning of Independence/Composition of the Board/Meetings of Independent Directors
1(a)-(g)	2.1; 3.1; 3.2; 3.3	Yes
2. Board Mandate	Board Mandate
2(a)	3.4(a)-(g); (i), (ii)	Yes
3. Position Descriptions	Position Descriptions
3(a)-(b)	3.5	Yes
4. Orientation and Continuing Education	Orientation and Continuing Education
4(a) (i), (ii): (b)	3.6; 3.7	Yes
5. Ethical Business Conduct	Code of Business Conduct and Ethics
5(a) (i), (ii) & (iii); (c)	3.8(a)-(f); 3.9	Yes
6. Nomination of Directors	Nomination of Directors
6(a)-(c)	3.10; 3.11; 3.12(A)-(B); 3.13; 3.14(a)-(c)	Yes
7. Compensation	Compensation
7(a)-(d)	3.15; 3.16; 3.17 (a)-(c)	Yes
8. Other Board Committees
n/a	n/a	Yes
9. Assessments	Regular Board Assessments
n/a	3.18 (a)-(b)	Yes

C-1

Document 3

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
Telephone: (416) 203-2448

PROXY

This proxy is solicited by management of Crystallex International Corporation (the “Corporation”) for the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at 9:00 a.m. (Toronto time) on Wednesday, June 25, 2008 at the Esso Theatre, Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario M5E 1X8. The undersigned shareholder of the Corporation appoints Gordon M. Thompson, President and Chief Executive Officer of the Corporation, or failing him, Hemdat Sawh, Chief Financial Officer of the Corporation, or in place of either of them,              , as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the Meeting and any adjournment thereof. The undersigned shareholder of the Corporation also revokes any proxy previously given by the undersigned in respect of the Meeting.

			NOTES
1.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their terms of engagement and remuneration. VOTE FOR _____ WITHHOLD FROM VOTING _____	1.
You may appoint a person (who need not be a shareholder) other than the persons named above as your proxy to attend and act on your behalf at the Meeting by striking out the names of the persons named above and inserting the name of the other person in the blank space provided or by completing another appropriate form of proxy.

2.	To elect as directors of the Corporation the eight individuals identified as management’s proposed nominees in the accompanying management information circular of the Corporation (the “Management Information Circular”). VOTE FOR _____ WITHHOLD FROM VOTING _____	2.
Your shares will be voted in accordance with your directions, including on any ballot that may be called for at the Meeting.  If no direction is given for a particular matter, your shares will be voted “For” that matter.

3.	To consider and, if deemed advisable, to pass a resolution approving and reaffirming the unallocated options under the Corporation’s Incentive Share Option Plan, the full text of which resolution is set out in the accompanying Management Information Circular. VOTE FOR _____ VOTE AGAINST _____	3.
Unless voting discretion is denied, if any amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

4.	To vote in the proxyholder's discretion with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the Meeting. Voting discretion denied ______	4.
This proxy will not be valid unless it is signed by you or by your attorney authorized in writing.  In the case of a corporation, this proxy must be signed by a duly authorized officer or attorney of the corporation.  If this proxy is not dated, it will be deemed to bear the date on which it was mailed.

		5.	This proxy ceases to be valid one year from its date.
		6.
To be effective, this proxy must be deposited with CIBC Mellon Trust Company, Proxy Department by mail using the return envelope accompanying the Notice of Annual and Special Meeting sent to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6 or by facsimile to (416) 368-2502, in each case by no later than 5:00 p.m. (Toronto time) on June 23, 2008 or be deposited with the chairman of the Meeting before the commencement of the Meeting or any adjournment thereof.

DATED _______________________, 2008.

Signature of Shareholder	Name of Shareholder (please print)
	Address (if new)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 27, 2008	By:	/s/ Hemdat Sawh
			Name: Title:	Hemdat Sawh Chief Financial Officer